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                           June 17, 2024

       Jihan Wu
       Chairman of the Board and Chief Executive Officer
       Bitdeer Technologies Group
       08 Kallang Avenue
       Aperia Tower 1, #09-03/04
       Singapore 339509

                                                        Re: Bitdeer
Technologies Group
                                                            Registration
Statement on Form F-3
                                                            Filed June 7, 2024
                                                            File No. 333-280041

       Dear Jihan Wu:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Eric
Envall at 202-551-3234 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Crypto Assets